UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

Evolution Petroleum Corporation
(Name of Issuer)

Common Stock, $0.001
(Title of Class of Securities)

30049A107
(CUSIP Number)

Scott Bedford 1229 Burlingame Ave Suite 205 Burlingame, CA 94010
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	30049A107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Peninsula Capital Management, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,119,939

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER		[_]

1,119,939

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,119,939

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.91%

14.	TYPE OF REPORTING PERSON

IA

CUSIP No.	30049A107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Peninsula Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,119,939

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER		[_]

1,119,939

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,119,939

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.91%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	30049A107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Scott Bedford

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

1,969,510

8.	SHARED VOTING POWER

1,119,939

9.	SOLE DISPOSITIVE POWER

1,969,510

10.	SHARED DISPOSITIVE POWER		[_]

1,119,939

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

3,089,449

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.79%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	30049A107

Item 1.	Security and Issuer.

NO MATERIAL CHANGE FROM ORIGINAL 13D FILED ON NOVEMBER 21, 2008.

Item 2.	Identity and Background.

(a)
This Schedule 13D is being filed by (i) Peninsula Capital Management, LP, a California limited partnership (the "Investment Manager"), (ii) Peninsula Master Fund, Ltd., a Cayman Islands exempted company (the "Master Fund"), and (iii) Scott Bedford, a citizen of the United States of America.  These filers are referred to individually as a "Reporting Person" and collectively as "Reporting Persons".

(b) The business office of the Reporting Persons is 1229 Burlingame Ave, Suite 205, Burlingame, CA 94010.

(c)
The Master Fund is an investment fund, the Investment Manager is the investment manager of the Master Fund, and Mr. Bedford is the president of Peninsula Capital Management, Inc., which is the general partner of the Investment Manager.  Mr. Bedford also serves as a managing member of Peninsula-JVL Capital Advisors, LLC, which is the general partner of Belridge Energy Advisors, LP ("Belridge").

(d) None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years, and no Reporting Person is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof the Investment Manager may be deemed to beneficially own 1,119,939 shares of common stock, $0.001 par value, ("Shares") of Evolution Petroleum Corporation (the "Issuer").

As of the date hereof the Master Fund may be deemed to beneficially own 1,119,939 Shares of the Issuer.

As of the date hereof Mr. Bedford may be deemed to beneficially own 3,089,449 Shares of the Issuer.

No borrowed funds were used to purchase the Shares reported herein, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

NO MATERIAL CHANGE FROM ORIGINAL 13D FILED ON NOVEMBER 21, 2008.

Item 5.	Interest in Securities of the Issuer.

(a),(b)
The percentage of beneficial ownership has been calculated based upon an aggregate of 28,620,041 Shares outstanding as of May 6, 2013, according to the Issuer's most recent Form 10-Q that was filed on May 10, 2013.

As of the date hereof, the Investment Manager and the Master Fund  may each be deemed to beneficially own 1,119,939 Shares, or 3.91% of Shares of the Issuer and Mr. Bedford may be deemed to beneficially own 3,089,449 Shares, or 10.79% of Shares of the Issuer.

The Investment Manager shares the power to vote or direct the vote of 1,119,939 Shares to which this filing relates.

The Investment Manager has the sole power to vote or direct the vote of 0 Shares to which this filing relates.

The Investment Manager shares the power to dispose or direct the disposition of 1,119,939 Shares to which this filing relates.

The Investment Manager has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.

The Investment Manager specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

The Master Fund shares the power to vote or direct the vote of 1,119,939 Shares to which this filing relates.

The Master Fund has the sole power to vote or direct the vote of 0 Shares to which this filing relates.

The Master Fund shares the power to dispose or direct the disposition of 1,119,939 Shares to which this filing relates.

The Master Fund has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.

Mr. Bedford shares the power to vote or direct the vote of 1,119,939 Shares to which this filing relates.

Mr. Bedford has the sole power to vote or direct the vote of 1,969,510 Shares to which this filing relates.

Mr. Bedford shares the power to dispose or direct the disposition of 1,119,939 Shares to which this filing relates.

Mr. Bedford has the sole power to dispose or direct the disposition of 1,969,510 Shares to which this filing relates.

Mr. Bedford specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(c)	The trading dates, number of Shares purchased and sold and price per Share for all transactions in the Shares by the Reporting Persons occurring in the past 60 days are reported in Exhibit B.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

NO MATERIAL CHANGE FROM ORIGINAL 13D FILED ON NOVEMBER 21, 2008.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement. Exhibit B: Transactions in the Shares by the Reporting Persons during the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PENSINSULA CAPITAL MANAGEMENT, LP*

By:	/s/ Scott Bedford
Name:	Scott Bedford
Title:	Principal

PENINSULA MASTER FUND, LTD.*

By:	/s/ Scott Bedford
Name:	Scott Bedford
Title:	Director

SCOTT BEDFORD*
/s/ Scott Bedford

July 23, 2013
Date

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

* The Reporting Persons disclaim beneficial ownership over the securities reported herein except to the extent of the reporting persons' pecuniary interest therein.

Exhibit A

Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock, $0.001 par value, of Evolution Petroleum Corporation.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Executed this 23rd day of July, 2013.

PENSINSULA CAPITAL MANAGEMENT, LP

By:	/s/ Scott Bedford
Name:	Scott Bedford
Title:	Principal

PENINSULA MASTER FUND, LTD.

By:	/s/ Scott Bedford
Name:	Scott Bedford
Title:	Director

SCOTT BEDFORD
/s/ Scott Bedford

Exhibit B

TRANSACTIONS IN THE SHARES

Peninsula Master Fund, Ltd.

Date of Transaction	Number of Shares Purchase/(Sold)	Price of Shares
7/15/2013	(29,269)	11.96
7/16/2013	(51,408)	11.97
7/17/2013	(35,700)	11.90
7/19/2013	(35,077)	12.10
7/22/2013	(6,130)	11.90
7/23/2013	(22,477)	11.90

SK 03847 0001 1399381